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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 12b-25

                                                Commission File Number 001-12996
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                          NOTIFICATION OF LATE FILING

(Check One) [ ]Form 10-K [ ]Form 11-K [ ]Form 20-F  [X]Form 10-Q [ ]Form N-SAR

                 For Period Ended: September 30, 1999
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[  ]   Transition Report on Form 10-K     [  ]   Transition Report on Form 10-Q
[  ]   Transition Report on Form 20-F     [  ]   Transition Report on Form N-SAR
[  ]   Transition Report on Form 11-K

         For the Transition Period Ended:
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         Read attached instruction sheet before preparing form.  Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


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                                     PART I
                             REGISTRATION INFORMATION


Full name of registrant

                                  Advocat Inc.
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Former name if applicable


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Address of principal executive office (Street and number)

                      227 Mallory Station Road, Suite 130
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City, state and zip code

                           Franklin, Tennessee 37067
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                                    PART II
                            RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X]     (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed)

         The Company has delayed the filing of its third quarter Form 10-Q pending a review of certain charges the Company expects to record for the nine months ended September 30, 1999. The Company is evaluating the need to restate its financial results for the first and second quarters of 1999 based on its conclusions with regards to the anticipated charges. The 1999 charges are primarily due to increases in the provision for doubtful accounts following an intensive examination of the Company's accounts receivable and third party payor settlements, expenses related to self-insurance for workers' compensation claims and the self-insured portion of liability claims and other miscellaneous expenses.
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                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Richard B. Vacek, Jr.           615                  771-7575
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                  (Name)                (Area Code)        (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
         [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company expects to report a pretax loss approximating $11 million to $12 million for the nine months ended September 30, 1999 compared to pretax income of $1.3 million for the nine months ended September 30, 1998.

         In addition, the Company has reported that it is currently not in compliance with various financial covenants contained in its loan agreements with its primary bank and other lenders. Cross-default and other provisions contained in other loan agreements will under certain circumstances permit the holders of substantially all of the Company's debt to immediately demand repayment. The Company has total bank and other debt of $61.8 million as of September 30, 1999. Management is currently in various stages of negotiations with the Company's bank and other lenders for the restructuring of approximately $27 million in debt that is due December 1, 1999. No assurance can be given that the Company will successfully negotiate a restructuring, including appropriate waivers, of its indebtedness. If any of the Company's lenders forced immediate repayment, the Company would not be able to repay the amounts outstanding.


                                  Advocat Inc.
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                  (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  November 16, 1999              By:  /s/ Richard B. Vacek, Jr.
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                                         Richard B. Vacek, Jr., Chief Financial
                                         Officer